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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-9
                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                              -------------------

                            ML Media Partners, L.P.
                           (Name of Subject Company)
                              -------------------

                            ML Media Partners, L.P.
                      (Name of Person(s) Filing Statement)
                              -------------------

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)
                              -------------------

                                      NONE
                     (CUSIP Number of Class of Securities)
                              -------------------

                                Kevin K. Albert
                                   President
                            ML Media Management Inc.
                          Four World Financial Center
                                   23rd Floor
                               New York, NY 10080
                                 (800) 288-3694


                                    Copy to:

                              Susan D. Lewis, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 839-5317

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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     This Amendment No.1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission by ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), on October 29, 2003 (the "Schedule 14D-9"). The Schedule 14D-9, as amended by this Amendment No. 1, relates to the unsolicited tender offer made by Smithtown Bay, LLC ("Smithtown"), a Delaware limited liability company, Merced Partners Limited Partnership, Gale Island, LLC, Global Capital Management, Inc., Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey (collectively, the "Purchaser"), as disclosed in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange
Commission (the "SEC") by the Purchaser on October 16, 2003, and amended by on November 3, 2003, November 4, 2003 and November 6, 2003 (the "Amended Schedule TO").

     According to the Amended Schedule TO, the Purchaser is offering to purchase up to 9,020 Units, at a purchase price of $600 per Unit, in cash, less the amount of any distributions declared or paid on or after October 1, 2003 in respect of that Unit, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Amended Offer to Purchase dated November 4, 2003 (the "Amended Offer to Purchase"), and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 9,020 Units sought to be purchased by the Purchaser pursuant to the Offer represent approximately 4.8% of the outstanding Units. According to the Schedule TO, the Purchaser currently owns 15,223 Units, which is approximately 8.1% of the outstanding Units.

     The purpose of this Amendment No. 1 is to amend Items 4, 8 and 9 of the Partnership's Schedule 14D-9 as set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

     (a) Solicitation or Recommendation. At a November 4, 2003 meeting of Media Management Partners, a New York general partnership (the "General Partner") between RP Media Management ("RPMM") and ML Media Management Inc. ("MLMM"), the General Partner, on behalf of the Partnership, concluded that for the reasons previously enumerated in the Partnership's Schedule 14D-9 as filed on October 29, 2003, the Offer remains inadequate and not in the best interest of the Limited Partners, and continues to recommend that the Limited Partners reject the Offer and not tender their Units pursuant to the Offer. The Partnership's November 12, 2003 letter to Limited Partners communicating the Partnership's view with respect to the Offer is filed as Exhibit (a)(2)(ii) hereto and incorporated herein by reference. Depending on, among other things, (i) the personal tax situation, liquidity needs and other financial considerations of each Limited Partner and such Limited Partner's own facts and circumstances,
(ii) such Limited Partner's own assessment of the Offer and the relevant facts, as well as any competing unsolicited tender offers that have been made or may be made prior to the expiration of the Offer and their various terms, (iii) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of its remaining Media Properties, which may include the risk of continuing to hold the Units as weighed against the possibility of an increase in price for the Unit at the time of liquidation and (iv) the timing of any distributions of such proceeds, certain Limited Partners may determine that it is appropriate to tender their Units in the Offer. However, the Partnership and the General Partner believe that all Limited Partners should carefully consider the information set forth more fully in Item 4(b) of the Partnership's Schedule 14D-9 as filed on October 29, 2003 and elsewhere in this Schedule 14D-9, as amended (this "Statement") before making a decision whether or not to tender their Units.

     (b) Reasons. The following captioned items set forth in Item 4(b) of the
Schedule 14D-9 are revised to read as follows:

     (iv) The General Partner Believes that the Value of the Partnership's Remaining Assets Exceeds the Price Offered by the Purchaser. In December 2001, based on the agreement to sell the Partnership's interest in the Puerto Rico cable systems pursuant to the Leveraged Recapitalization Agreement, the General Partner estimated the net asset value of a Limited Partner's interest in the Partnership ("NAV") to be approximately $1,112 per Unit (after taking into account the January 2002 distribution to Limited Partners of $263 per Unit). This December 2001 NAV reflected (i) the purchase price under the Leveraged Recapitalization Agreement; (ii) the Partnership's cash holdings as of September 30, 2001; (iii) the Partnership's other assets and liabilities at that time; and (iv) the estimated future expenses to be incurred by the Partnership with respect to its remaining operations and the winding-up of the Partnership, based on an anticipated final distribution date of December 31, 2002.

     The December 2001 estimated NAV did not reflect expenses that subsequently have been or will be incurred in connection with the bankruptcy proceedings involving Adelphia, Century or the Joint Venture or the costs of litigation to enforce the Partnership's rights under the Leveraged Recapitalization Agreement. These costs, together with the costs of maintaining the Partnership during the extended pendency of these actions, will reduce the NAV. In addition, the NAV may be further impacted based upon developments in the bankruptcies and related litigations. Accordingly, the Partnership can not now determine a current NAV or determine the actual amount that it will receive for its interest in the Joint Venture.

     Nevertheless, based on the Partnership's assessment of the value of the Joint Venture's assets and its rights under the Leveraged Recapitalization Agreement (including any claims for damages in connection therewith), the General Partner continues to believe that the holders of the Units ultimately should realize an amount that exceeds the price offered by the Purchaser. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from the sale of the Partnership's interest in the Puerto Rico cable systems, if and when consummated by the Partnership, to the extent such value is not reflected in the price offered in the Offer.

     (vi) No Established Trading Market. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units


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against which to compare the purchase price offered in the Offer. Privately negotiated sales and sales through intermediaries (e.g., through informal secondary markets) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. Sales recorded by the Partnership for the twelve months ended November 1, 2003 ranged from $250 to $750 per Unit, including Units transferred pursuant to previous tender offers. The weighted average price during this period was approximately $507 per Unit.

     However, in a Tender Offer Statement on Schedule 14D-1 dated October 30, 2003, as amended on November 4, 2003 and November 10, 2003, MLMP Acquisition Partners, LLC., a Delaware limited liability company, Madison Investment Partners 26, LLC, Madison Capital Group, LLC, The Harmony Group II, LLC and Bryan E. Gordon (collectively, the "Madison Offeror") provided its unsolicited tender offer (the "Madison Offer") to purchase up to 18,799 Units (slightly less than 10% of the outstanding Units) at a purchase price of $601 per Unit, less the amount of any distributions declared or paid by the Partnership on or after October 30, 2003 in respect of that Unit, with interest thereon from the expiration date of the Madison Offer to the date of payment at the rate of 3% per annum. The Madison Offer expires December 5, 2003 (unless extended). In addition, CMG Partners, LLC ("CMG") communicated its unsolicited tender offer dated on or around October 30, 2003 to purchase up to 4.8% of the outstanding Units of the Partnership at a price of $500 per Unit, minus distributions declared or paid by the Partnership on or after October 30, 2003. The CMG Offer expires December 31, 2003. The Partnership is separately communicating to Limited Partners its position as to the Madison Offer and the CMG Offer.

     (vii) Limitations on Recognition of Transfers in any Tax Year; Conditions to Transfer; Uncertainty as to Timing of Payment for Units Tendered. As provided in Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership." As more fully described in Item 8(a) of the
Schedule 14D-9, it has been and is the Partnership's practice to limit transfers of Units within any tax year to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions, so that the Partnership is not classified as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). Giving effect to transfers recognized through November 1, 2003, the Partnership has used all of its capacity for transfers and has met the 4.8% cap for tax year 2003. Thus, any transfers pursuant to the Offer would not be recognized prior to January 1, 2004.

     As the Purchaser seeks to purchase approximately 4.8% of the outstanding Units, the actual number of Units that will be recognized for transfer by the Partnership in tax year 2004, after taking into account the numbers of other transfers previously accepted for recognition in such tax year, may be fewer than the amount tendered pursuant to the Offer. The Partnership's policy is to recognize Units submitted for transfer on any monthly transfer date in the order submitted prior to such transfer date, subject to the restrictions set forth in the Partnership Agreement. Accordingly, as soon as transfers reach the 4.8% annual limit in 2004 (which could occur if a significant number of Units are submitted pursuant to a tender offer that expires prior to the expiration of the Offer), no further transfers will be recognized by the Partnership in such tax year, except for certain transfers that may be designated as excluded transfers under the tax law. In such event, all transfer documents relating to unrecognized transfers submitted by the Purchaser will be rejected by the Partnership and returned to the Purchaser.

     According to the terms of the Offer, a Limited Partner that tenders his, her or its Units will be paid as promptly as practicable after the expiration of the Offer and the Purchaser has received confirmation that the Partnership has registered the transfers and the substitution of the Purchaser as a Limited Partner on its books and records. The Offer indicates that the Purchaser does not expect the transfer of any Units to be effective earlier than January 1, 2004, and that payment will not be made until at least January 2, 2004. In addition, while the Offer states that acceptance of the offer is revocable until



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the expiration date of November 17, 2003 (or after December 15, 2003, in the event the Purchaser has not accepted the Units for payment), the Purchaser retains the right to terminate the offer without notice. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or pay for Units not theretofore accepted and may terminate or amend the Offer if certain conditions exist, including, in certain cases, an increase or proposed increase by another person of its ownership of Units by two percent or more of the outstanding Units. Finally, since the Offer also states that if more than 9,020 Units are validly tendered but not withdrawn and all conditions for the Offer are satisfied, the Purchaser will accept for payment a pro rated amount of Units tendered (disregarding fractional Units) for each Limited Partner. Accordingly, it is uncertain (a) when (if ever) the transfer of Units tendered pursuant to the Offer will actually be recognized by the Partnership, (b) how many of each Limited Partner's Units will be accepted, (c) what the status of any such unrecognized transfer to the Purchaser will be, and (d) when Limited Partners who tender their Units to the Purchaser will actually be paid.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The following captioned item set forth in the Item 7 of the Schedule 14D-9 is revised to read as follows:

     (a) No negotiation is being undertaken or is underway by the Partnership in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of securities by or of the Partnership, any subsidiary of the Partnership or any other person; (ii) an extraordinary transaction such as a merger, reorganization or liquidation involving the Partnership or any subsidiary of the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (iv) any material change in the present dividend rate policy, or indebtedness or capitalization of the Partnership. However, pursuant to a confidentiality agreement entered into in 1999 with a Limited Partner affiliated with the Madison Offeror, the Partnership received (after the commencement of the Offer and prior to the commencement of the Madison Offer) a draft copy of a the Madison Offer. In addition, the Partnership received (after its original response on Schedule 14D-9) a request from a third party (not affiliated with the Purchaser, the Madison Offeror or CMG) to obtain a list of Limited Partners for the purpose of a possible unsolicited offer to purchase Units.

Item 8. Additional Information.

     The first sentence of the last paragraph in this item set forth in the
Schedule 14D-9, relating to "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, is hereby deleted.

Item 9. Exhibits.

     Exhibit No. Description

     (a)(1)      Not applicable.

     (a)(2)(i) Letter from the Partnership to Limited Partners dated October 29, 2003.(4)

     (a)(2)(ii) Letter from the Partnership to Limited Partners dated November 12, 2003.

     (a)(3)      Not applicable.

     (a)(4)      Not applicable.

     (a)(5)      Not applicable.

     (e)(1)      Second Amended and Restated Agreement of Limited
                 Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(1)

     (e)(2) Agreement, dated May 23, 1997, between Partnership and Smithtown regarding FCC requirements for ownership of Units.(2)

     (e)(3)      Leveraged Recapitalization Agreement between the
                 Partnership and the Joint Venture, Adelphia, Highland and Century dated December 13, 2001.(3)

     (e)(4) Confidentiality Agreement between the Partnership and Smithtown dated October 7, 2003.(4)

     (g)         Not applicable.
     -----------------------------------



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     (1)  Incorporated by reference to Exhibit (c)(1), of the Partnership's
Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on February 9, 1999.

     (2) Incorporated by reference to Exhibit (c)(3) on Amendment No. 1 to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on March 4, 1999.

     (3) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.

     (4) Incorporated by reference to Exhibit (a)(2) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on October 29, 2003.



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                                   SIGNATURES



     After due inquiry and to the best of his or her knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                               ML MEDIA PARTNERS, L.P.


                                By Media Management Partners, its General
                                       Partner

                                By RP Media Management, general partner


                                By:    s/s  Elizabeth McNey Yates
                                       --------------------------
                                Name:  Elizabeth McNey Yates
                                Title: Executive Vice President

                                By ML Media Management Inc., general partner


                                By:    s/s Kevin K. Albert
                                       -------------------
                                Name:  Kevin K. Albert
                                Title: President


         Dated: November 12, 2003




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                                 EXHIBIT INDEX

         Exhibit No.       Description                           Page

         (a)(1)            Not applicable.

         (a)(2)(i) Letter from the Partnership to Limited Partners dated October 29, 2003.(4)

         (a)(2)(ii) Letter from the Partnership to Limited Partners dated November 12, 2003.

         (a)(3)            Not applicable.

         (a)(4)            Not applicable.

         (a)(5)            Not applicable.

         (e)(1) Second Amended and Restated Agreement of Limited Partnership of ML Media Partners, L.P., dated as of May 14, 1986, as amended by Amendment No. 1, dated February 27, 1987.(1)

         (e)(2) Agreement, dated May 23, 1997, between Partnership and Smithtown regarding FCC requirements for ownership of Units.(2)

         (e)(3) Leveraged Recapitalization Agreement between the Partnership and the Joint Venture, Adelphia, Highland and Century dated December 13, 2001.(3)

         (e)(4) Confidentiality Agreement between the Partnership and Smithtown dated October 7, 2003.(4)

         (g)               Not applicable.
         --------------------------
         (1) Incorporated by reference to Exhibit (c)(1), of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the "SEC") via EDGAR on February 9, 1999.

         (2) Incorporated by reference to Exhibit (c)(3) on Amendment No. 1 to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on March 4, 1999.

         (3) Incorporated by reference to Exhibit 10.38 to the Partnership's Annual Report on Form 10-K for the fiscal year ended December 29, 2000 as filed with the SEC via EDGAR on March 27, 2003.

         (4) Incorporated by reference to Exhibit (a)(2) to the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the SEC via EDGAR on October 29, 2003.



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